September 20, 2010
Linda Van Doorn,
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Merriman Curhan Ford Group Inc.
Form 10K/A for the Year Ended December 31, 2009
Form 10-Q for the period Ended March 31, 2010
File No. 1-15831

Dear Ms. Van Doorn,

This letter is in response to the comments received from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated September 3, 2010 (“Comment Letter”) to Merriman Curhan Ford Group Inc. (the “Company”).

The comments from the Comment Letter are repeated in bold font below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form 10-K for the Year Ended December 31, 2009, Note 10. Sale of a Component of an Entity, page 82

1.
We note your response to prior comment 1 and reissue the comment in part. Please provide a more detailed analysis as to how you determined that you had the risks and rewards of a principal in the ICD transactions.  In your response, please address the following items:

a.
Tell us how you determined you were the primary obligor in the arrangement and had general inventory risk.  Specifically, tell us the extent to which you assumed economic risk for customer acceptance of services provided.

b.
Tell us how your ability to establish prices indicates that you had risks and rewards of a principal in the transaction.  Specifically, tell us the extent to which you would receive the economic benefit or absorb the risk from an increase or decrease in prices, respectively.

c.	Tell us the terms of your arrangement under which you have “limited credit risk” and have “the ability to pass on most credit losses.”

Institutional Cash Distributors (ICD), was a division of the Company that consisted mainly of brokering money market funds to serve short-term investing needs of corporate finance departments at companies.  On January 16, 2009, the Company entered into an Asset Purchase Agreement to sell the assets of the ICD business for $2,000,000 to ICD, LLC in order to raise capital.  ICD, LLC was formed by a group of investors who were the Company’s employees prior to the sale and continued to be the Company’s employees after the sale for an interim period. The assets sold included the Company’s rights in trademark, copyright, and other intellectual property used in the business, customer lists, marketing materials, and books and records, which did not have any carrying value.  $2,000,000, the price for the assets sold, was payable to the Company in installments calculated as 41% of ICD LLC’s monthly gross revenue but with a minimum installment payment of $100,000 per month and a maximum installment payment of $600,000 per month until the purchase price was paid in full.  Based on such terms, the Company received $600,000 in each of February, March and April 2009 and $200,000 in May 2009.

600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

As part of the Asset Purchase Agreement and related services agreement with ICD LLC, the Company provided services directly to end customers through the Company’s licenses, registrations and other governmental authorizations. ICD LLC was not able to perform or sustain ICD operations without the Company’s involvement as ICD LLC lacked necessary support structure as well as required license and registration. Until such licenses were obtained by ICD LLC, the purchasers of the assets of the ICD business along with the support staff of ICD business remained employees of the Company.  Subsequent to the sale of ICD for the interim period, services under ICD business were performed by the Company as a legal entity.

During the period when the purchasers were the Company’s employees, the revenues related to the ICD business were collected by the Company, and distributed net of ICD business expenses paid by the Company, administrative charges, and IT support service charges, to ICD employees as salary and/or commission in a form of compensation.

a.  By being the legal employer for the ICD business, and by being the legal entity that provided the ICD services, the Company effectively ran the ICD business, and as such, the Company had significant exposure to risk arising from ICD operation. The Company bore the risk of operational errors as well as the general risk arising from being a vendor and the employer in relation to ICD business; the financial risk could have been potentially more then the revenues generated. The Company was the legal and the primary obligor from customer’s standpoint. The Company and not ICD LLC provided the services to the customer. Even though the Company was the primary obligor in the arrangement, the rewards were comparatively nominal. The Company accepted nominal rewards because the service agreement was expected to be effective for only a few months during the interim period until ICD LLC set up its support structure and obtained necessary licenses and registrations.

Based on the nature of the business as described above, the ICD business was a service driven business and had no physical inventory, and as such no inventory risk. In the securities business, “inventory” could be construed to mean the custody of securities. The Company employed JP Morgan as its clearing broker and effectively the custodian of securities brokered for the ICD business.  The Company was the legal client of the clearing broker.  While the risk of discrepancies in securities was low, should there have been any discrepancies in securities, the Company would have been liable and therefore it could be construed to be at risk for “inventory.”

b.  Pricing was established by ICD staff who were  employees of the Company; therefore, from a legal perspective, the Company established the price.  As mentioned, the funds related to the ICD business were collected by the Company and distributed, net of ICD business expenses paid by the Company, administrative changes and IT support service charges, to ICD business employees as salary and/or commission in a form of compensation.  Thus the Company was not directly affected by pricing as it was effectively reimbursed. However due to pricing changes, should the revenues prove insufficient to cover the expenses, the Company would be at risk.  Although the Asset Purchase Agreement, as amended, provided for certain indemnification rights for such claims against the principals of ICD, LLC, the Company had the primary liability with regard to third parties, and in all cases, any indemnification rights were against individuals whose financial capacity to perform was unknown. The service agreement provided the Company with some protection from losses, however, the protection was limited by the ICD business employees’ ability to perform.

c.  As explained above, the Asset Purchase Agreement provides the Company with legal protection against credit risk and losses.  The Company would count the credit losses as expense related to ICD business and as such deduct it out of the commissions paid to ICD employees. In a case where ICD business did not generate enough revenues to cover these expenses, the Company could still be legally obligated to creditors and claimants and as such be at risk.

In summary, the Company had minimal rewards as a result of ICD business and the Company had the contractual ability to pass on some economic risks to ICD LLC.  However, we believe that the operational risks that the Company was exposed to were more significant due to following: (i) the Company was the primary as well as legal obligor from the customer’s perspective; and (ii) the general employer’s risk assumed for the employees supporting the ICD business.  Had errors, nonperformance, and/or any other operational faults occurred, the Company had the primary obligation to correct and make the customer whole. The Company may or may not have been able to pass on these risks and/or resulting financial burden to ICD LLC depending on the circumstance and economics involved.

2
600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

We believe that our existing supplemental disclosures are clear and transparent, such that readers of our SEC filings should have a complete understanding of the sale of ICD division and the Company’s subsequent involvement in ICD’s operation as accounted for and presented in our 10-K filing. We disclosed the nature of the transaction in our notes to the consolidated financial statements and also provided additional clarity by showing non-GAAP financial information which presented a detailed standalone impact of ICD business subsequent to the sale of ICD division. We believe that the information presented in the Form10-K for the year ended December 31, 2009 is very helpful to any market participant to consider the impact of ICD business on the Company’s consolidated financial statements on a net basis if they chose to do so. As such, we also believe that there is no confusion in the marketplace on the total impact of the ICD business on the Company’s consolidated financial statements.

Furthermore, in the second quarter of 2010, ICD, LLC, formed by the new group of investors, obtained all necessary licenses, registrations and other governmental authorizations, and started supporting its operations fully. ICD LLC also entered into new agreements with clearing broker and vendors, and as such, did not require significant assistance from or oversight by the Company. Subsequently, the Company terminated all employees supporting ICD business, and concluded all contracts with vendors required for ICD business. The Company determined that the criteria for discontinued operations under guidance ASC Topic 205, Discontinued Operations, have been met as of June 30, 2010. As a result, the revenue and expenses of ICD have been included in discontinued operations in the Consolidated Statements of Operations starting in the second quarter of 2010 and presented net, including comparative prior year amounts.

2.
Provide a detailed description of all fees and reimbursements received from ICD.  In your response, please reconcile your statement regarding the amount of monthly fees received of $10,000 to $22,000 per month with the terms of the asset purchase agreement filed as an exhibit to Form 8-K on January 16, 2009, which states that:

a.	ICD shall pay you 41% of its monthly gross revenue, in no case less than $100,000 per month and no more than $600,000 per month;
b.	The amounts paid for salaries, wages, benefits, and direct and indirect overhead for employees shall be reimbursed to you by ICD; and
c.	ICD shall be responsible for all invoices and other demands for payment received after the effective date of the agreement.

The Company received monthly administrative and IT support fees from ICD under a service agreement, which ranged from $10,000 to $22,000 per month during the year ended December 31, 2009.  These fees reflect only billings for administrative and IT support services, and are separate and distinct from the amounts discussed in items a to c below. Administrative support included office space use and time spent by other Company employees not directly involved in the ICD business.  Similarly, IT support included time spent by the Company IT personnel to support ICD business.

a. As mentioned above, the purchase price for the assets sold of $2,000,000 was payable to the Company in installments calculated as 41% of ICD’s monthly gross revenue, subject to a minimum payment of $100,000 per month and a maximum payment of $600,000 per month until the purchase price was paid in full.  Based on such terms, the Company received $600,000 in each of February, March and April 2009 and $200,000 in May 2009.

b. The funds related to the ICD business received were collected by the Company and distributed, net of ICD expenses paid by the Company, to ICD employees as salary and/or commission in a form of compensation.  As such, in the normal course of business, the Company would not have any financial risks assumed or benefits received.  However, as mentioned above, there are risks and uncertainties, the risk for which was borne by the Company.  Accordingly, the Company believes that it bore the risk and acted as a principal in ICD’s business.

c.  After the effective date of the agreement, ICD agreed to assume legal liability for financial payments.  The Company made payments to all of ICD vendors and employees.  Invoices were forwarded to the Company and paid from the Company’s bank accounts.  Amounts paid to vendors were netted from payments to employees as salary and commissions.  However, as indicated previously herein, residual risks, such as non-performance by ICD, were still borne by the Company.

3
600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Peter V. Coleman

Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.

4
600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR